UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.1)

Heyu Biological Technology Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

42831T202
(CUSIP Number)

HOOI PHENG ANG HP BIOTECHNOLOGIES LIMITED c/o 38 Lorong Seri Petaling 1/1, Taman Seri Petaling, Kulim, Kedah, Malaysia Telephone: +60124181336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 28, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	42831T202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hooi Pheng ANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,909,599(1)
	8	SHARED VOTING POWER
16,031,890(1)
	9	SOLE DISPOSITIVE POWER
18,909,599(1)
	10	SHARED DISPOSITIVE POWER
16,031,890(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,941,489(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.73%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Out of the total of 34,941,489 shares, 18,909,599 shares are directly held by Hooi Pheng ANG, and an additional 16,031,890 shares are directly held by HP Biotechnologies Limited, of which Hooi Pheng ANG is a controlling person in the capacity of the sole director and a shareholder.

(2)	The percentage is calculated on the basis of 518,831,367 shares of common stock of the Issuer issued and outstanding as reported in the Current Report on Form 8-K of the Issuer filed on September 7, 2023.

CUSIP No.	42831T202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HP Biotechnologies Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,031,890(1)
	8	SHARED VOTING POWER
--
	9	SOLE DISPOSITIVE POWER
16,031,890(1)
	10	SHARED DISPOSITIVE POWER
--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,941,489(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.73%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)

Out of the total of 34,941,489 shares, Hooi Pheng ANG directly owns 18,909,599 shares, and an additional 16,031,890 shares are directly held by HP Biotechnologies Limited, of which Hooi Pheng ANG is a controlling person in the capacity of the sole director and a shareholder.

(2)	The percentage is calculated on the basis of 518,831,367 shares of common stock of the Issuer issued and outstanding as reported in the Current Report on Form 8-K of the Issuer filed on September 7, 2023.

Item 1. Security and Issuer

This Amendment No.1 to the statement on Schedule 13D (the “Schedule 13D”) amends and supplements the statement on Schedule 13D filed on June 20, 2023 (the “Original Schedule 13D”) and relates to the common stock of Heyu Biological Technology Corporation, a company incorporated under the laws of the State of Nevada (the “Issuer”). The Issuer’s principal executive office is located at Room 903&904, Huli Building, 619 Sishui Street, Huli District, Xiamen City, Fujian Province, China.

The purpose of this Amendment No.1 is to reflect the acquisition by the Reporting Persons of an aggregate of 28,328,194 shares of common stock of the Issuer. Except as amended and supplemented herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a)

This Schedule 13D is being filed by the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

●   Hooi Pheng ANG, a citizen of Malaysia; and

●   HP Biotechnologies Limited, a limited company organized under the laws of Hong Kong.

Hooi Pheng ANG is a controlling person of HP Biotechnologies Limited in the capacity of the sole director and a shareholder, owning 40% of equity interest of HP Biotechnologies Limited. Kwee Huwa TAN, the other shareholder, owns 60% of equity interest of HP Biotechnologies Limited.

The Reporting Persons have entered into a Joint Filing Agreement dated September 29, 2023, a copy of which is attached hereto as Exhibit 7.1.

(b)

The principal business address of Hooi Pheng ANG is 38 Lorong Seri Petaling 1/1, Taman Seri Petaling, Kulim, Kedah, Malaysia 09000.

The address of the principal office of HP Biotechnologies Limited is Rooms 1318-20, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong.

The principal business address of Kwee Huwa TAN is EW-15-5, Kondominium Menara Regensi, Jalan Pelangi, 41300, Klang, Malaysia.

(c)

The principal occupation of Hooi Pheng ANG is the director of TSF TRADING (M) SDN.BHD. The principal business of TSF TRADING (M) SDN.BHD. is trading. The address of TSF TRADING (M) SDN.BHD is No. 38, Lorong Seri Petaling 1/1, Taman Seri Petaling, Kulim, Kedah, Malaysia 09000.

The principal business of HP Biotechnologies Limited is to act as a holding vehicle.

The principal occupation of Kwee Huwa TAN is a self-employed beauty consultant. The address of her current principal office and principal place of business is EW-15-5, Kondominium Menara Regensi ,Jalan Pelangi 41300 Klang Selangor, Malaysia.

(d)	None of the Reporting Persons and Kwee Huwa TAN have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	None of the Reporting Persons and Kwee Huwa TAN have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	Hooi Pheng ANG is a citizen of Malaysia. HP Biotechnologies Limited is a limited company organized under the laws of Hong Kong. Kwee Huwa TAN is a citizen of Malaysia.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On September 28, 2023, each Reporting Person has entered into that certain share purchase agreement with Ban Siong ANG, a copy of which is attached hereto as Exhibit 7.2 (the “Share Transfer Agreement”). The description of the Share Transfer Agreement contained herein is qualified in its entirety by reference to Exhibit 7.2, which is incorporated herein by reference.

Pursuant to the Share Transfer Agreement, the Reporting Persons acquired a total of 28,328,194 shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer at a purchase price of US$0.001 per share on September 28, 2023. Prior to such purchase, the Reporting Persons purchased a total of 6,613,295 shares of Common Stock of the Issuer through private placement transactions. As of the date of this report, the Reporting Persons hold a total of 34,941,489 shares of Common Stock of the Issuer, representing approximately 6.73% of the Issuer’s outstanding Common Stock.

The Reporting Persons have used available cash on hands for the purchase of all of the shares held by the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 3 above and Item 6 below is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the securities reported herein for strategic investment purposes. The Reporting Persons intend to review the investment in the Issuer on an ongoing basis, and may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

Except as set forth in this Schedule 13D, neither of the Reporting Person has plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make informal recommendations or formal proposals to the Issuer’s management and respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital and other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

Items 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b)	The information set forth in the cover page of this Schedule 13D is hereby incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)	None.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On September 28, 2023, each of the Reporting Person and Ban Siong Ang have entered into the Share Transfer Agreement as described in Items 3 and 4 above.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons, or Kwee Huwa TAN and between any of the Reporting Persons, or Kwee Huwa TAN, and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
7.1	Joint Filing Agreement, dated as of October 2, 2023 by and between the Reporting Persons.
7.2	Share Transfer Agreement, dated as of September 28, 2023, entered into by and between each Reporting Person and Ban Siong Ang

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2023	HOOI PHENG ANG

	By:	/s/ Hooi Pheng Ang

Date: October 3, 2023	HP BIOTECHNOLOGIES LIMITED

	By:	/s/ Hooi Pheng Ang
	Name:	HOOI PHENG ANG
	Title	Director